RECEIVED

2007 JUN 11 A 7:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Attn: Ms Susan Min
Tel: +1 202 551 6551



SUPPL

Randers, 8 June 2007

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Company announcement No. 26/2007 of 8 June 2007
  "Announcement of Vestas' Executives tradings with securities"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S



Pia Guldbæk Brøns
Communication & IR

PROCESSED
JUN 1 5 2007
THOMSON
FINANCIAL

Company announcement from Vestas Wind Systems A/S

Randers, 8 June 2007
Company announcement No. 26/2007

Announcement of Vestas' Executives tradings with securities

In accordance with section 28a of the Danish Securities Trading Act, Vestas Wind Systems A/S is required to publish information regarding trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive.

The statement is based on a report which Vestas Wind Systems A/S has received from one of the Executives on 7 June 2007.

Name:	Kurt Anker Nielsen
Position of Executive:	Member of the Board of Directors of Vestas Wind Systems A/S
Purchaser:	KAN ApS (100 per cent owned by Kurt Anker Nielsen)
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Purchase
Date of trading:	7 June 2007
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	300
Market value (DKK) of securities traded:	DKK 109,500.00

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

END